                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 19)*


                          E.I. DuPont de Nemours and Company
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     263534-109
                                   (CUSIP Number)






     Check the following box if a fee is being paid with this statement [ ].
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on the following page(s))
                                  Page 1 of 10 Pages

     CUSIP No. 263534-109                13G                  Page 2 of 10 Pages




     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wilmington Trust Corporation

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware Corporation

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER        16,802,042 (See Introductory Note)

     6    SHARED VOTING POWER      23,614,499 (See Introductory Note)

     7    SOLE DISPOSITIVE POWER   13,022,120 (See Introductory Note)

     8    SHARED DISPOSITIVE POWER 22,032,517 (See Introductory Note)

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,544,752 (See Introductory Note)

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          /_/

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (See Introductory Note)

     12   TYPE OF REPORTING PERSON*

          HC

     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 263534-109                13G                  Page 3 of 10 Pages




     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wilmington Trust Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware banking corporation

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER        16,777,929 (See Introductory Note)

     6    SHARED VOTING POWER      23,577,831 (See Introductory Note)

     7    SOLE DISPOSITIVE POWER   13,006,770 (See Introductory Note)

     8    SHARED DISPOSITIVE POWER 21,997,164 (See Introductory Note)

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,355,760 (See Introductory Note)

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          /_/

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (See Introductory Note)

     12   TYPE OF REPORTING PERSON*

          BK

     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 263534-109                13G                  Page 4 of 10 Pages




     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wilmington Trust of Florida, N.A.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3    SEC USE ONLY


     4    CITIZENSHIP OR PLACE OF INCORPORATION

          National banking association

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER        1,611,343 (See Introductory Note)

     6    SHARED VOTING POWER        503,174 (See Introductory Note)

     7    SOLE DISPOSITIVE POWER   1,222,685 (See Introductory Note)

     8    SHARED DISPOSITIVE POWER   854,854 (See Introductory Note)

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,466,197 (See Introductory Note)

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          /_/

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (See Introductory Note)

     12   TYPE OF REPORTING PERSON*

          BK

     *SEE INSTRUCTION BEFORE FILLING OUT!

     CUSIP No. 263534-109                13G                  Page 5 of 10 Pages




     Introductory Note

     This information statement on Schedule 13G is being filed by Wilmington Trust Corporation, a bank holding company, Wilmington Trust Company and Wilmington Trust FSB, Successor by Merger to Wilmington Trust of Florida, N.A., in order to amend the form of Schedule 13G previously filed for December 31, 1993. The purposes of this amendment are to refile electronically with the Securities and Exchange Commission the previously filed Schedule 13G and to supplement the form of the previously filed
     Schedule 13G. The data previously reported as to aggregate ownership of shares, aggregate percentage ownership of shares, aggregate voting powers, and aggregate dispositive powers has not changed, but in this amendment such data is set forth separately for each reporting entity.

     CUSIP No. 263534-109                13G                  Page 6 of 10 Pages




     Item 1 (a).  Name of Issuer:

          E.I. DuPont de Nemours and Company

     Item 1 (b).  Address of Issuer's Principal Executive Offices:

          1007 Market Street, D-8042
          Wilmington, DE  19898

     Item 2 (a).  Name of Persons Filing:

          Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust of Florida, N.A.

     Item 2 (b).  Address of Principal Business Office:

          1100 North Market Street, Wilmington, DE  19890

     Item 2 (c).  Citizenship:

          Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation; and Wilmington Trust of Florida, N.A. is a national banking association.

     Item 2 (d).  Title of Class of Securities:

          Common Stock

     Item 2 (e).  CUSIP Number:  263534-109

     Item 3.  The persons filing this Schedule 13G are:

          Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust of Florida, N.A. are a Group, in accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company and Wilmington Trust of Florida, N.A. are each Banks as defined in Section 3(a)(6) of the Securites Exchange Act of 1934, as amended. Wilmington Trust Company is a direct, wholly-owned subsidiary of Wilmington Trust Corporation, and Wilmington Trust of Florida, N.A., which exercises only trust powers, is a direct, wholly-owned subsidiary of Wilmington Trust Company.

     CUSIP No. 263534-109                13G                  Page 7 of 10 Pages



     Item 4.  Ownership.

          (a)  Amount Beneficially Owned by
               Wilmington Trust Corporation:  41,544,752
               Wilmington Trust Company: 40,355,760
               Wilmington Trust of Florida, N.A.:  2,466,197
               (See Introductory Note)

          (b)  Percent of Class for
               Wilmington Trust Corporation:  6.1%
               Wilmington Trust Company:  5.6%
               Wilmington Trust of Florida, N.A.:  0.4%
               (See Introductory Note)

          (c)  Number of shares as to which Wilmington Trust
      Corporation has:

               (i)       sole power to vote or direct the vote:
                         16,802,042

               (ii)      shared power to vote or direct the vote:  23,614,499

               (iii)     sole power to dispose or to direct the disposition of:
                         13,022,120

               (iv) shared power to dispose or to direct the disposition of: 22,032,517

               (See Introductory Note)

               Number of shares as to which Wilmington Trust Company has:

               (i)       sole power to vote or direct the vote:
                         16,777,929

               (ii)      shared power to vote or direct the vote:
                         23,577,831

               (iii)     sole power to dispose or to direct the disposition of:
                         13,006,770

               (iv) shared power to dispose or to direct the disposition of: 21,997,164

               (See Introductory Note)

               Number of shares as to which Wilmington Trust of Florida, N.A.
               has:

               (i)       sole power to vote or direct the vote:  1,611,343

     CUSIP No. 263534-109                13G                  Page 8 of 10 Pages



               (ii)      shared power to vote or direct the vote:  503,174

               (iii)     sole power to dispose or to direct the disposition of:
                         1,222,685

               (iv) shared power to dispose or to direct the disposition of: 854,854

               (See Introductory Note)

     Item 5.  Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following   /_/

     Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

          Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Wilmington Trust Company:  BK
          Wilmington Trust of Florida, N.A.:  BK

     Item 8.  Identification and Classification of Members of the Group:

          Wilmington Trust Corporation:  HC
          Wilmington Trust Company:  BK
          Wilmington Trust of Florida, N.A.:  BK

     Item 9.  Notice of Dissolution of Group:

          Not Applicable

     Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     CUSIP No. 263534-109                13G                  Page 9 of 10 Pages



     Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     WILMINGTON TRUST CORPORATION

     By:  /s/  Thomas P. Collins
               Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/  Allan C. Lynch, Jr.
               Vice President

     WILMINGTON TRUST FSB, Successor by Merger to
     WILMINGTON TRUST OF FLORIDA, N.A.

     By:  /s/  Thomas P. Collins
               Vice President and Secretary



     Dated:  February 29, 1996

     CUSIP No. 263534-109                13G                 Page 10 of 10 Pages



                                JOINT FILING AGREEMENT


     Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB, Successor by Merger to Wilmington Trust of Florida, N.A. (the "Filing Persons"), hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall notify the other Filing Persons promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 29th day of February, 1996.

     WILMINGTON TRUST CORPORATION

     By:  /s/  Thomas P. Collins
               Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/  Allan C. Lynch, Jr.
               Vice President

     WILMINGTON TRUST FSB, Successor by Merger to
     WILMINGTON TRUST OF FLORIDA, N.A.

     By:  /s/  Thomas P. Collins
               Vice President and Secretary